MPHASE TECHNOLOGIES, INC.
587 Connecticut Avenue
Norwalk, CT 06880

January 12, 2012

VIA EDGAR AND FAX

Mr. Tim Buchmiller
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Registration Statement File No. 333-177248

Dear Mr. Buchmiller:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is hereby made on behalf of mPhase Technologies, Inc.(the “Company”), that acceleration of the effective date of the above-captioned Registration Statement be granted by the Commission in order that the Registration Statement shall become effective at11:00 A.M on Tuesday January 17, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

mPHASE TECHNOLOGIES, INC.

By: /s/ Martin S. Smiley

Martin S. Smiley
Executive Vice President, CFO
and General Counsel